Teva and Xenon Announce Teva’s World Wide License of Xenon’s Pain Drug XEN402
XEN402 is a Strategic Fit for Teva’s Commercial, R&D and Technology focus in CNS and Pain

Jerusalem, and Burnaby, British Columbia December 11, 2012 — Teva Pharmaceutical Industries Ltd (NYSE: TEVA) and Xenon Pharmaceuticals Inc. (Xenon) announced today that they have entered into a collaborative development and exclusive worldwide license for XEN402. XEN402 is currently in clinical development for a variety of painful disorders. This product specifically targets sodium channels which are abundantly found in sensory nerve endings that can increase in chronic painful conditions. Under the Agreement, Teva will pay Xenon an upfront fee of $41 million. In addition Teva shall pay development, regulatory, and sales-based milestones totaling up to $335M. Xenon is entitled to royalties payable on sales and an option to participate in commercialization in the U.S.

“Teva is building a focused pipeline of novel medicines in select areas of medical need,” stated Dr. Jeremy Levin, President and CEO of Teva Pharmaceutical Industries Ltd. “XEN402 fits this strategy. It holds the potential to address the significant unmet medical need for the many patients who suffer from chronic pain. In addition, XEN402 has the potential for broader therapeutic use across other pain conditions.”

“We are delighted to be collaborating with Teva,” said Simon Pimstone, M.D., Ph.D., President and CEO of Xenon. “Teva is among the world’s leading pharmaceutical companies and is building a significant global presence in innovative drug development and commercialization. This partnership with Teva is Xenon’s seventh major pharmaceutical alliance, once again highlighting the value of Xenon’s unique genetics approach and translational R&D capabilities.”

About XEN402
XEN402 treats pain locally at its source through blocking of Nav1.7 and Nav1.8 sodium channels. XEN402 has been studied in human subjects as both oral and topical forms. In a published study, oral XEN402 was shown to be effective at relieving the pain associated with the rare neuropathic pain condition, erythromelalgia (Pain 2012 Jan;153(1):80-5). Topical XEN402 was studied in a phase 2 trial to evaluate for effectiveness in alleviating the pain of post herpetic neuralgia. In this study the proportion of patients reporting clinically meaningful reductions in pain was significantly greater for topical XEN402 than for placebo (p=0.049 for >30% response and p=0.0078 for >50% response).

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is a world leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

About Xenon Pharmaceuticals Inc.
Xenon is a privately owned, clinical genetics-based drug discovery and development company engaged in developing novel therapies based on the genetic causes of select metabolic, neurological and cardiovascular diseases. For more information, visit the Company’s website at http://www.xenon-pharma.com. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is a director and founder of Xenon.

Teva Safe Harbor
The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise.

Xenon Safe Harbor
This release contains forward-looking statements that are not based on historical fact. These forward-looking statements involve risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

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